Exhibit 3.1

CLASS D CONVERTIBLE PREFERRED SHARES

Number of Class D Convertible Preferred Shares Authorized: 50,000

Stated Value: $10.00

Dividends: The Class D Convertible Preferred Shares (the “Class D Shares”) of Cirque Energy, Inc. (the “Company”) shall pay an annual dividend at the rate of 8% per annum, payable quarterly on each of March 31, June 30, September 30 and December 31 (each a “Dividend Payment Date”), based on a 360 day calendar year. Such quarterly dividends shall be payable in cash. In the event the Holder of Class D Shares shall convert such shares into common shares of the Company (the “Common Shares”) as set forth below, in whole or in part, accrued and unpaid dividends on the amount so converted shall be payable as of the date of conversion (the “Conversion Date”), pro-rated for any period of less than three months.

Preference Term: 2 years

Conversion Price: Each of the Class D Shares may be converted by the Holder at a 50% discount to the Calculated Average Closing Price of the Common Shares (the Common Shares issued upon conversion being referred to herein as the “Conversion Shares”). The “Calculated Average Closing Price” is defined as the average closing sale price of the Common Shares, as reported by NASDAQ, for each of the 10 trading days immediately preceding the date of issuance of the Class D Shares (the “Issuance Date”). The Conversion Price shall be the Stated Value per share divided by the Calculated Average Closing Price.

Conversion Rights: The record owner of the Class D Shares to Conversion Shares at any time by providing written notice of conversion to the Company.

Issuer’s Right to Demand Conversion: The Company, at its discretion, may require the conversion of the Class D Shares to Conversion Shares on any time upon the occurrence of one of the following events:

1	Acquisition or merger of a value equal to or greater than 30% of the then current business value or a dilutive impact to the outstanding shares of greater than 10%
2	Registration of Common Shares for the resale under the Securities Act of 1933, as amended
3	The Preference Term of 2 years expires
4	Death or mental incapacity of the beneficial holder

Registration Rights: In the event there is a registered offering of Common Shares the Company shall exercise its commercially reasonable efforts to have any Conversion Shares included in the registration statement prepared in connection with such offering.

Liquidation Preference: In the event of:

1.	The sale of a material portion or all of the business
2.	A liquidation of the material assets of the business

3. Bankruptcy. The beneficial holders of the Class D Convertible Preferred Shares will have a preference in recovery that is subordinate to the debt of the issuer but senior to the common shareholders.

Voting Rights: The beneficial owner of the Class D Preferred shall have voting rights equal to 1 vote for each Common Share that would be received on conversion. The holder of Class D Shares may vote on any matter that is brought to a vote of the common stockholders on an as-converted basis.

Transferability: The holders of the Class D Convertible Preferred Shares may not sell, transfer, hypothecate or otherwise in any way encumber the Class D Convertible Shares except to an individual owning more than 5% of the equity of the issuer and with the consent of the Board of Directors. In the event of the death or in the event that the beneficial owner becomes unable to manage his or her own affairs due to illness or mental incapacity, then the issuer may force the conversion of that individuals Class D Convertible Shares to common stock. The common stock will not be registered but may be transferred, sold or otherwise liquidated by the beneficial owner or their designated agent without restriction.

Redemption. On the day that shall be two years from the Issuance Date, the Company shall have the option to redeem any Class D Shares outstanding in its sole and absolute discretion. In the event of redemption, the Company will make a cash payment of $10.00 per share plus accrued but unpaid interest to the holder of record of each such Class D Share. Further, the Company shall issue to the holder of record of each Class D Shares a number of Common Shares equal to $10.00 divided by the Calculated Average Closing Price preceding the written notice of redemption.